UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2012

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2012 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2012 and the other reports filed or submitted by MUFG to the SEC.

Business Segment Information

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and evaluate its performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising four core business areas — Retail, Corporate, Global Business and Trust Assets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

Previous Year Interim Financial Reporting Period (from April 1, 2011 to September 30, 2011)

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,714,655	319,206	184,617	248,320	202,356	2,669,156	2,049	2,671,205
Interest Income	910,091	110,906	35,213	124,536	190,247	1,370,994	(209,930)	1,161,064
Profits from Investment in Affiliates (Equity Method)	4,320	1,633	19,745	38	—	25,738	295,927	321,666
Income from Amortization of Negative Goodwill	—	58	—	—	—	58	737	795
From Customers	1,667,242	307,040	162,000	231,722	303,199	2,671,205	—	2,671,205
From Internal Transactions	47,413	12,165	22,617	16,597	(100,843)	(2,049)	2,049	—
Net Income	325,944	47,761	16,353	42,109	173,592	605,761	90,329	696,091

Total Assets	169,385,245	26,028,298	24,373,605	4,116,104	12,377,762	236,281,016	(20,333,843)	215,947,173

Other Items
Depreciation	76,025	19,232	8,725	10,650	551	115,184	2,412	117,597
Amortization of Goodwill	7,292	108	130	712	—	8,242	6,569	14,812
Interest Expenses	174,763	36,238	37,352	16,253	20,591	285,200	(31,889)	253,311
Extraordinary Profits	2,706	4,651	12,719	1,251	5,388	26,717	(6,600)	20,116
Extraordinary Losses	7,019	1,375	1,830	883	3	11,112	4,563	15,675
Losses on Impairment of Fixed Assets	2,560	1,233	177	19	—	3,990	—	3,990
Tax Expenses	175,884	24,892	1,554	3,000	2,431	207,763	1,594	209,358
Unamortized Goodwill	234,929	4,205	570	11,701	—	251,407	178,802	430,209

Total Investment in Equity Method Affiliates	205,470	68,812	308,630	361	813,132	1,396,407	298,917	1,695,324

Increase in Tangible and Intangible Fixed Assets	78,630	53,899	12,779	5,797	547	151,654	—	151,654

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 159,628 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on profits form equity method investees include 290,644 million yen of negative goodwill recorded in connection with the application of equity method accounting to MUFG’s investment in Morgan Stanley.
6.	Adjustments on net income include elimination of inter-segment transactions of 182,486 million yen and 272,815 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
7.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
8.	Adjustments on amortization of goodwill are mainly related to CFS and MUSHD.
9.	Adjustments on extraordinary profits and losses include elimination of inter-segment transactions and amortization of goodwill not allocated among segments.
10.	Adjustments on unamortized goodwill are mainly attributable to CFS and MUSHD.
11.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2011.

Interim Financial Reporting Period (from April 1, 2012 to September 30, 2012)

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,710,908	298,990	176,826	231,058	147,350	2,565,133	(207,181)	2,357,952
Interest Income	907,747	106,328	20,169	105,937	135,637	1,275,820	(151,091)	1,124,729
Profits from Investment in Affiliates (Equity Method)	6,028	1,276	12,007	56	—	19,369	8,038	27,407
Income from Amortization of Negative Goodwill	—	—	—	—	—	—	795	795
From Customers	1,670,171	288,651	160,498	224,284	14,345	2,357,952	—	2,357,952
From Internal Transactions	40,736	10,338	16,327	6,774	133,005	207,181	(207,181)	—
Net Income	227,569	40,798	18,017	40,394	119,343	446,122	(155,638)	290,484

Total Assets	169,554,150	28,047,282	24,929,011	3,985,885	12,156,724	238,673,054	(20,031,877)	218,641,177

Other Items
Depreciation	81,703	18,252	6,974	9,363	571	116,865	2,232	119,097
Amortization of Goodwill	7,132	108	—	1,057	—	8,297	6,517	14,814
Interest Expenses	189,995	33,877	23,013	15,568	15,534	277,989	(29,492)	248,496
Extraordinary Profits	2,005	269	355	3,272	454	6,356	(1,790)	4,566
Profits from Negative Goodwill	—	—	—	339	—	339	—	339
Extraordinary Losses	6,388	490	1,469	141	2	8,492	23,068	31,560
Losses on Impairment of Fixed Assets	2,020	211	1,057	—	—	3,290	—	3,290
Tax Expenses	179,519	10,633	(190)	3,624	296	193,883	869	194,753
Unamortized Goodwill	222,366	3,989	—	12,450	—	238,806	169,711	408,518

Total Investment in Equity Method Affiliates	205,823	110,623	275,086	232	813,138	1,404,904	301,294	1,706,198

Increase in Tangible and Intangible Fixed Assets	102,078	8,372	5,388	10,138	1,171	127,150	—	127,150

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 107,556 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 145,769 million yen and 9,868 million yen of net loss representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to CFS and MUSHD.
8.	Adjustments on extraordinary profits and losses include losses on changes in equity interest.
9.	Adjustments on unamortized goodwill are mainly attributable to CFS and MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2012.

Related Information

Previous Year Interim Financial Reporting Period (from April 1, 2011 to September 30, 2011)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,836,818	549,195	120,413	154,813	9,964	2,671,205

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,129,140	196,037	15,541	1,340,719

3. Information by Major Customer

Not Applicable.

Interim Financial Reporting Period (from April 1, 2012 to September 30, 2012)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,777,625	256,395	119,115	190,198	14,617	2,357,952

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,112,536	222,364	17,262	1,352,163

3. Information by Major Customer

Not Applicable.